Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

July 7, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 1, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from BlueCity Holdings Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


American depositary shares, each two ADSs
representing one Class A ordinary share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

